

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

Via E-mail
Donald Giannattasio
Chief Financial Officer
Blacksands Petroleum, Inc.
800 Bering, Suite 250
Houston, Texas 77057

>   **Re: Blacksands Petroleum, Inc.**
>   **Form 10-K for Fiscal Year Ended October 31, 2012**
>   **Filed February 13, 2013**
>   **File No. 0-51427**

Dear Mr. Giannattasio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K

Exhibit 99.1

1. Please re-file a revised third party report that excludes any statements disclaiming any liability with respect to Hamilton Group's interpretations and data. In that regard, we refer you to the last paragraph of your report.

2. Revise this report so that the pricing complies with Rule 4-10(a)(22)(v) of Regulation S-X. The price utilized by Hamilton for estimating your oil reserves is "the average of the previous 12 period of actual WTI (Plains) price rather than "the unweighted arithmetic average of the first-day-of-the-month price for each month within such period."   The price utilized for estimating your natural gas "represents the Henry Hub average of months December through November 2012," rather than the "unweighted arithmetic

average of the first-day-of-the-month price for each month within such period" and should be for the 12 months ended October 31, 2012.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3700 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

CC: Terence Harper
        Seligson & Giannattasio, LLP